K&L Gates LLP
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Seattle, WA 98104
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December 22, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Roger Schwall

Applied Minerals, Inc.
Commission File No. 000-31380
Formerly Atlas Mining Company (filings through November 13, 2009)
Registration Statement on Form S-1

Gentlemen:

Today, we have filed a registration statement on Form S-1.  The registration statement relates to the resale of common stock (i) issued and issuable in connection with the conversion of the Company’s 10% PIK-Election Convertible Note due 2018 (“PIK Notes”), (ii) issuable in connection with the exercise of options and a warrant, and (iii) issued as compensation.

The PIK Notes were issued in a PIPE transaction.  The Company issued PIK Notes because at the time of issuance, the Company did not have sufficient authorized shares of common stock to issue common stock.  The PIK Notes were fully paid for on issuance.  The PIK Notes are convertible into common stock at prices fixed in the PIK Notes.  The Notes were privately placed in a series of transactions the last of which was in October, 2009.  Each issuance of the PIK Notes was exempt from registration under Section 4(2).

The shares of common stock already issued, as well as the shares of common stock issuable, on conversion of the PIK Notes that are being registered in the aggregate represent less than one-third of the public float of the common stock.

The warrant was issued to Rodman & Renshaw, a registered broker dealer, for acting as finder in connection with the sale of PIK Notes in October.  The prospectus makes clear that Rodman & Renshaw is deemed to be an underwriter with respect to the resale of shares issuable on exercise of the warrant.

In September, the Company filed proxy materials (for the first time ever).  The financial statements were given a full review and as a result, previously filed financial statements were amended and the previously filed 10-K for the year ended December 31, 2008 and the 10-Q for the quarter ended June 30, 2009 were amended and filed.  In light of the foregoing, we are hopeful that the registration statement will be selected for “no review.”

Please feel free to contact me at any time at 206.370.5933.

Very truly yours,

William Gleeson